SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 14)

Renaissance Learning, Inc.
-------------------------------------
(Name of Issuer)

Common Stock, $.01 par value
---------------------------------------
(Title of Class of Securities)

75968L105
---------------------------------------
(CUSIP Number)

December 31, 2010
---------------------------------------
(Date of Event Which Requires Filing of this Amendment)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)
[   ]

Rule 13d-1(c)
[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 75968L105

1.

NAME OF REPORTING PERSON

Judith Ames Paul

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]
(b)  [   ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

N/A

6.

SHARED VOTING POWER

15,833,448*

7.

SOLE DISPOSITIVE POWER

N/A

8.

SHARED DISPOSITIVE POWER

15,833,448*

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,833,448*

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

53.9%

12.

TYPE OF REPORTING PERSON

IN

*

Includes 7,643,825 shares of common stock of Renaissance Learning, Inc., $0.01 par value per share (“Common Stock”), beneficially owned by reporting person’s spouse, Terrance D. Paul.  Also includes (i) options to purchase 53,119 shares of Common Stock which are exercisable as of December 31, 2010 and held by reporting person, (ii) options to purchase 53,119 shares of Common Stock which are exercisable as of December 31, 2010 and held by reporting person’s spouse, Terrance D. Paul and (iii) 439,560 shares of Common Stock beneficially owned in a family partnership.

Schedule 13G

ITEM 1(a).

NAME OF ISSUER

Renaissance Learning, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2911 Peach Street
Wisconsin Rapids, Wisconsin  54995-8036

ITEM 2(a).

NAME OF PERSON FILING

Judith Ames Paul

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

2911 Peach Street
Wisconsin Rapids, Wisconsin  54995-8036

ITEM 2(c).

CITIZENSHIP

U.S.A.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES

Common Stock, $.01 par value

ITEM 2(e).

CUSIP NUMBER

75968L105

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)

[  ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

[  ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

[  ]

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

[  ]

Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

[  ]

An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);

(f)

[  ]

An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

(g)

[  ]

A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);

(h)

[  ]

A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[  ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[  ]

A non-U.S. institution  in accordance with Section 13d-1(b)(1)(ii)(J);

(k)

[  ]

Group, in accordance with Section 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 13d-1(b)(1)(ii)(J), please specify the type of institution:

3

ITEM 4.

OWNERSHIP

(a)

Amount beneficially owned:  15,833,448*

(b)

Percent of class:  53.9%

(c)

Number of Shares as to which such person has:

(i)

sole power to vote or to direct the vote:  N/A

(ii)

shared power to vote or to direct the vote:  15,833,448*

(iii)

sole power to dispose or to direct the disposition of:  N/A

(iv)

shared power to dispose or to direct the disposition of:  15,833,448*

*

Includes 7,643,825 shares of common stock of Renaissance Learning, Inc., $0.01 par value per share (“Common Stock”), beneficially owned by reporting person’s spouse, Terrance D. Paul.  Also includes (i) options to purchase 53,119 shares of Common Stock which are exercisable as of December 31, 2010 and held by reporting person, (ii) options to purchase 53,119 shares of Common Stock which are exercisable as of December 31, 2010 and held by reporting person’s spouse, Terrance D. Paul and (iii) 439,560 shares of Common Stock beneficially owned in a family partnership.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Refer to footnote in Item 4, above.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

N/A

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The reporting person and the reporting person’s spouse, Terrance D. Paul, constitute a group for purposes hereof.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.

CERTIFICATIONS

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 26th day of January, 2011.

/s/ Judith Ames Paul

Judith Ames Paul

4